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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     REPORT ON FORM 6-K DATED MARCH 18, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

Attached hereto as Exhibit 99.1 is a press release dated March 18, 2009, relating to the Registrant's financial results for the fourth quarter of 2008.
Also attached, as Exhibit 99.2, is a redacted version of the press release, from which certain non-GAAP financial information has been deleted.

Exhibit 99.2 is hereby incorporated by reference into the Registration
Statements on Form S-8 of the Registrant (registration Nos. 333-137628,
333-145945, and 333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: March 18, 2009
                                   By: /s/ David Bar-Yosef
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                                   David Bar-Yosef, Advocate
                                   General Counsel